

October 26, 2011

Via E-mail
Mr. Eugene Malobrodsky
Chief Executive Officer
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale, CA 94085

> **Re:** **Intelligent Buying, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **File No. 1-34861**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 23

1. Please amend your filing to include management's annual report on internal control over financial reporting as required by Item 308 of Regulation S-K. Please ensure that your report includes a statement of your responsibility for establishing and maintaining adequate internal control over financial reporting, a statement identifying the framework used to evaluate the effectiveness of internal control over financial reporting, and your assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year. Please ensure that your assessment is a definitive statement as to whether internal control over financial reporting is effective or ineffective. To the extent that you have material weaknesses, you should include a discussion of those material weaknesses. Please be advised that you are not permitted to conclude that your internal control over financial reporting is effective if you have material weaknesses in internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief